                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  51508L 10 3
                                 (CUSIP Number)

                               TILMAN J. FERTITTA
                              1400 POST OAK BLVD.
                                   SUITE 1010
                             HOUSTON, TEXAS  77056
                                 (713) 850-1010

          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                with copies to:

                              STEVEN L. SCHEINTHAL
                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                        1400 POST OAK BLVD., SUITE 1010
                             HOUSTON, TEXAS  77056
                                 (713) 850-1010

                                JANUARY 22, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 51508L 10 3                                                Page 1 of 8

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tilman J. Fertitta  -  ###-##-####
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [ ]
                                                                      (b)   [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
   NUMBER OF        7.      SOLE VOTING POWER

                            4,160,000/(1)/
                   ------------------------------------------------------------
    SHARES          8.      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 2,090,000/(2)/
                   ------------------------------------------------------------
     EACH           9.      SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                  4,160,000/(1)/
                   ------------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER
     WITH
                            2,090,000/(2)/
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,250,000
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.6%  (See Item 5)
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON *

      IN
-------------------------------------------------------------------------------
   /(1)/ Includes 1,150,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.

   /(2)/ Because Tilman J. Fertitta ("Fertitta") has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.


CUSIP No. 51508L 10 3                                                Page 2 of 8

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hospitality Entertainment, L.L.C.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      WC
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
-------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
   NUMBER OF
                     - 0 -
               ----------------------------------------------------------------
    SHARES     8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
                     2,090,000/(1)/
               ----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
               ----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
    WITH
                     2,090,000/(1)/
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,090,000/(1)/
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (See Item 5) 9.7%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON *

      OO
-------------------------------------------------------------------------------
  /(1)/ Because Tilman J. Fertitta has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.



CUSIP No. 51508L 10 3                                                Page 3 of 8

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 2 dated June 10, 1999, filed by Tilman
J. Fertitta and Hospitality Entertainment, L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock") of Landry's Seafood Restaurants, Inc. ("Landry's"). Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 24, 2000, Mr. Fertitta acquired 100,000 shares of the Common Stock of Landry's at $6.6875 per share with his personal funds, for an aggregate purchase price of approximately $668,750.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (A)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

          Hospitality is the beneficial owner of 2,090,000 shares of Landry's Common Stock representing, 9.7% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on February 2, 2001).

          Mr. Fertitta is the direct beneficial owner of 3,010,000 shares of Landry's Common Stock, and has options to acquire an additional 1,150,000 shares of Landry's Common Stock which are exercisable within 60 days hereof, and the indirect beneficial owner of 2,090,000 shares of Landry's Common Stock representing in the aggregate 27.6% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on February 2, 2001).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Fertitta was originally awarded (i) 600,000 options in 1995, which are fully vested and as of 1997 are at an exercise price of $12.875 a share, (ii) 150,000 options in 1996 which are fully vested at an exercise price of $14.00 a share, (iii) 150,000 options in 1997 at an exercise price of $12.875 a share, which are fully vested, and (iv) 250,000 options in 2000 at an exercise price of $7.00 which originally vested over 3 years, subject to an accelerated vesting schedule. Due to a greater than 60% increase in the price of Landry's Common Stock on January 22, 2001 from the original grant price, all such options are now vested. Based on the foregoing, Mr. Fertitta has the option to acquire up to 1,150,000 shares of Common Stock in Landry's within sixty (60) days.

ITEM 7.   EXHIBITS

          1. Joint Filing Agreement


               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                   [SIGNATURES APPEAR ON THE FOLLOWING PAGES]



CUSIP No. 51508L 10 3                                                Page 4 of 8

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     February 6, 2001
                                             ---------------------------------
                                                         (Date)



                                                   /s/ Tilman J. Fertitta
                                             ---------------------------------
                                                        (Signature)




CUSIP No. 51508L 10 3                                                Page 5 of 8

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                      February 6, 2001
                                               ------------------------------
                                                           (Date)


                                         HOSPITALITY ENTERTAINMENT, L.L.C.


                                         By:     /s/ Tilman J. Fertitta
                                            -----------------------------
                                                 Tilman J. Fertitta
                                                 President



CUSIP No. 51508L 10 3                                                Page 6 of 8